UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G1466B103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     00687D101

(1)	Names of reporting persons Intel Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,192,756
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,016,696

(9)	Aggregate amount beneficially owned by each reporting person 4,192,756
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 11.1%
(12)	Type of reporting person (see instructions) CO

Item 1(a) Name of issuer:     Borqs Technologies, Inc.

Item 1(b) Address of issuer’s principal executive offices:

Tower A, Building B23

Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District

Beijing, 100015

China

2(a) Name of person filing:

Intel Corporation (“Intel”)

2(b) Address or principal business office or, if none, residence:

2200 Mission College Boulevard

Santa Clara, California 95054-1549

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Ordinary Shares, no par value

2(e) CUSIP No.:

G1466B103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,192,756.*

(b)	Percent of class: 11.1%.**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0 .

(ii)	Shared power to vote or to direct the vote 4,192,756 .*

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 4,016,696 .*

*

Pursuant to a Repurchase Agreement, dated January 10, 2018 between the Issuer and a third party, the parties agreed, among other things, that (i) 1,227,625 Ordinary Shares previously held in escrow for the benefit of such third party, would be distributed to the Issuer’s remaining shareholders pro rata, with Intel Capital receiving 217,524 Ordinary Shares in such distribution and (ii) 51,151 Ordinary Shares previously held in escrow for the benefit of such third party would be placed in an indemnity escrow account for the benefit of the Issuer’s remaining shareholders pro rata, with Intel Capital being entitled to receive 9,063 of such Ordinary Shares, which escrowed shares are included in the number of beneficially owned shares.

**	Based on 37,749,699 Ordinary Shares of the Issuer outstanding as of May 29, 2019, as confirmed by the Issuer in written correspondence to Intel.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [        ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 5, 2019	Signature:	/s/ Allon Stabinsky

		Name:	Allon Stabinsky

		Title:	Senior Vice President and Chief Deputy General Counsel, Intel Legal Department

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Susie Giordano and Allon Stabinsky, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of February 12, 2019.

INTEL CORPORATION

By:	/s/ Robert H. Swan
Robert H. Swan
Chief Executive Officer